Correspondence

E-Debit Global Corporation
(formerly Westsphere Asset Corporation, Inc.)
#12, 3620 – 29th Street NE, Calgary, Alberta T1Y 5Z8  Tel: 403-290-0264  Fax: 403-290-1266

November 8, 2012

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   205049

Attention: John P. Nolan, Assistant Chief Accountant

Dear John,

Re:	E-Debit Global Corporation Form 10-K for Fiscal Year Ended December 31, 2011 Filed April 11, 2012 Form 10-Q for Fiscal Quarter Ended June 30, 2012 Filed August 6, 2012 File No. 000-32051

In response to your letter dated October 23, 2012 pertaining to the comments on the 10-K for the year ended December 31, 2011 and for the periods ended June 30, 2012.  We have answered these comments in the same order as listed on the letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures, page 26

1.
In light of the fact that your Company’s officers concluded that internal controls over financial reporting are not effective due to material audit adjustments, please tell us in reasonable detail the basis for officers’ conclusion that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

The management concluded that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report by a thorough review of the financial statements and our financial data collection for the accuracy and adequacy of the disclosures before release to the public.

Please tell us if there was any update during subsequent periods to address the internal control deficiencies noted at December 31, 2011.

Management is planning to engage external expertise to institute a program of regular updating of current regulation and best practice.

Form 10-Q for the Period Ended June 30, 2012

Notes to Condensed Consolidated Financial Statements

General

2.	Please revise future filings to include the disclosure requirements of ASC 820-10-50-2E

This is to acknowledge that we will revise our future filings to include the disclosure requirements of ASC 820-10-50-2E.

Notes 13 – Other Revenue, page 20

3.	We note you recorded a gain on sale of $263,418 in the 6 months ended June 30, 2012. Please tell us the following concerning the sale:

•	How specifically you determined the gain on sale and the authoritative literature you followed to determine the gain on sale;

The company determined the sale of a portion of ATMs site location contracts was an incidental transaction. The income earned from this incidental transaction is considered as a gain on sale as per ASC 225-10.

The gain on sale transaction of a portion of ATMs site location contracts would be computed by net of it related expenses in the income statement.  However, the cost associated with the site location contracts sold, had been fully expensed in prior periods, and therefore the full amount of the sale was recorded as a gain.

The site location contracts are legal contracts that allow the Company to process financial transactions at the location for the term of the contract. The Company receives surcharge and/or interchange revenue from these site locations.  Surcharge and interchange revenue are the major central operations revenue for the Company.

•	How and why you believe the buyer is an arms-length investor; and

Management believed the buyer is an arms-length investor because they are not a related party as per ASC 850 Related Party Disclosures.

•	How the gain on sale was captured in the Condensed Consolidated Statement of Cash Flows and how your accounting is consistent with ASC 230-10-45.

The gain on sale was captured in the Condensed Consolidated Statement of Cash Flows as part of Net Loss, under operating activities.  This is due to the fact that there were no assets sold.  The ATMs site location contracts were not assets but are legal contracts that allow the company to process the financial transactions at a location to generate operating revenues.  The company determined that the gain on sale was more appropriately reflected in the operating activities and not investing activities since no assets were sold.  Therefore, we believe the accounting is consistent with ASC 230-10-45.

In connection with responding to your comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should additional information be required, please feel free to contact me directly at 403-290-0264 or fax 403-290-1266.

Regards,

/s/ Kim Law
Kim Law
Chief Financial Officer

Cc.           Douglas N. Mac Donald, CEO
Lois Huston, External Auditor